Exhibit 99.1

THE ALASKO COMPANY

Valuation of Fine, Decorative Arts, and Historic Properties

832 West Superior Street– Suite 201

Chicago, Illinois 60642

_________

telephone (312) 491-9760

EXECUTIVE SUMMARY

This report provides an apposite estimate of the Market Value of a group of artifacts illustrated and described in 5920 database records. These objects were recovered from the RMS Titanic wreck site between the years 1987 and 2004. This group of artifacts is owned by RMS Titanic Inc., a subsidiary of Premier Exhibitions Inc.

Professional opinions of the Market Value of these properties have been developed. The opinions are based upon the valuers’ own backgrounds and experiences and upon a consideration of the market for comparable properties. As used in this report, the definition of Market Value is: "the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus."

The collaborative expertise of Richard-Raymond Alasko and Jacob Fish used an exhaustive survey and analysis of market data pertaining to RMS Titanic related materials. That information, compiled, sorted, and analyzed by Brooks Rice provided a reliable basis for the valuation.

Research finds no public record for the singular sale of a personal property collection matching the cultural and historic magnitude of the Titanic collection. There is no adequate basis for a valuation opinion when the combined RMS Titanic properties are treated as a single entity.

Publications characterizing aspects of shipwreck artifact collection marketability were considered but none offered data directly applicable to the market analysis of this assignment. For example, the article “A Critique of the Fundamentals of the ‘Commercial Salvage’ Model” by John M. Kleeberg, published in Technical Briefs in Historical Archaeology, vol. 7, 2013, pp.19-30, argues persuasively against advocates of commercial exploitation of historic shipwrecks who pursue economic benefits of salvage of shipwrecks (examples: Atocha, Concepción, Whydah, De Braak, Central America, and Bother Jonathan). This article informs a general understanding of shipwreck salvage collection economics but does not offer information integral to this assignment because the financial losses of the subject ventures are attributable to speculative marketing and to the absence of the study, publication, exhibition, and the professional care given to the properties of RMS Titanic.

The collective valuation of individual properties with consideration of intellectual, intangible and media property enhancement is the most effective way to develop an estimate of the Market Value of the Titanic properties with a meaningful basis.

As identified by Premier Exhibitions, intellectual, intangible and media properties include: Digital Artifact Photos, Expedition Video, Expedition Images, Photomosaics, Sonar Mosaics, Sonar Images, AUV Multibeam Images, Digital 3D Models and supporting images, Acoustic Imaging, Black and White Optical Sonar Images, Audio Dive Transcriptions, 1987 Dive Plots, original and scanned, the Titanic Mapping Project and Supporting Documents including an artifacts database that guided this assignment. All of these properties are professionally inventoried and maintained.

We conclude that these properties, independent of the RMS Titanic collection as a whole, do not have a monetary value that can be meaningfully measured for the purpose of this assignment. Methodology that might be applicable to other value measurement types includes subtracting the value of the tangible assets, in this case the artifact collection, from the total business value of RMS Titanic, Inc. as a means of calculating of the company’s intangible properties’ value.

Alternately, the total cost associated with acquiring and developing the intellectual, intangible and media properties into their present state (and perhaps adjusting for inflation) may also provide a type of value perspective.

While the scientific and cultural utility of the intellectual, intangible and media properties are their greatest though least marketable elements, they may also offer some kind of profitable business use (e.g. applying three dimensional mapping of the wreck site to an interactive multimedia product).

Nevertheless, any attempt to measure a monetary value of the intellectual, intangible and media properties or an element thereof would be speculative, misleading and unrelated to the purpose of this assignment.

The intellectual, intangible and media properties do enhance the artifacts insofar as they contribute a remarkably comprehensive narrative to the provenance of each individual object as well as demonstrate the interdependence of all the objects to define the Titanic artifact collection as a cohesive unified entity. Estimated Market Value opinions consider these enhancements.

In 2012 the Titanic collection was offered publicly with a negotiable price of $189 million based upon a previous valuation and failed to achieve mutually agreeable sales terms.

In our opinion, calculation and application of a discount representing the perceived burdens of the legal obligation to acquire, maintain and retain the collection as an intact whole or the public knowledge of the collection’s previous failure to sell are considerations inappropriate to this assignment.

Given the magnitude of the Titanic collection, it is reasonable to accept that all the conditions implicit in the definition of Market Value may not exist at any particular time.

Furthermore, considering the unique nature of the Titanic collection, application of a discount is contrary to the definition of Market Value in that it implies undue stimulus to sell.

Even if a discount was determined to be applicable, insufficient market data exists to calculate it without arriving at a falsely accurate and misleading outcome.

Accordingly, and subject to the conditions set in this report, on 17 September 2014 the subject properties had a total Market Value of:

$218,023,300.00

[Two-Hundred-Eighteen-Million-Twenty-Three-Thousand-Three-Hundred-Dollars]

This report consists of twelve sections containing data and conclusions in support of the estimate of value; it is valid only if all sections specified in the Table of Contents are present.

Conclusions referenced in this report are individuated within the Filemaker digital database formatted by the curatorial offices of RMS Titanic, Inc. An unalterable version preserving these conclusions was also submitted.

Examination notes, market records, and research materials used in the development of these estimates of Market Value are summarized in this report and are maintained in the work file for this assignment consistent with the Record Keeping rule of the Uniform Standards of Professional Appraisal Practice.

In the preparation of this report the Code of Ethics of The American Society of Appraisers has been observed.

Richard-Raymond Alasko, FASA	Jacob Fish
Accredited Senior Appraiser, American Society of Appraisers	Associate Valuer
Member, College of Fellows, American Society of Appraisers	The Alasko Company
Principal, The Alasko Company

PURPOSE AND Intended USE OF REPORT

The purpose of the assignment was to arrive at an apposite estimate of the Market Value for a group of artifacts listed in 5920 database records recovered from the RMS Titanic wreck site between the years 1987 and 2004.

This report is to be used for documenting the Market Value of the subject properties for consultative use in internal corporate management and is to be used for no other purpose.

The applicable definition of Market Value follows on page 5.

The effective date of value is 17 September 2014.

To the extent that this purpose requires a consideration of the appraisal concept of Highest and Best Use it has been considered—especially in reviewing the varying market levels and such contributing factors as provenance, condition, and character of the subject property.

The concept of Highest and Best Use requires the consideration of the reasonable, probable, feasible and legal uses of a property. It protects the development of the opinion from speculative or ambitious conclusions insofar as it must reflect the current trend of trade—at the most relevant market level.

MARKET VALUE

The conclusions in this report have been designated Market Value. Market Value* is defined as:

the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition are the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1. Buyer and seller are typically motivated;

2. Both parties are well informed or well advised and acting in what they consider their own best interests;

3. A reasonable time is allowed for exposure in the open market;

4. Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

5. The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

* This definition is from regulations published by federal regulatory agencies pursuant to Title XI of the Financial Institutions Reform, Recovery, and Enforcement Act (FIRREA) of 1989 between July 5, 1990, and August 24, 1990, by the Federal Reserve System (FRS), National Credit Union Administration (NCUA), Federal Deposit Insurance Corporation (FDIC), and the Office of Comptroller of the Currency (OCC). This definition is also referenced in regulations jointly published by the OCC, FRS, and FDIC on June 7, 1994, and in the Interagency Appraisal and Evaluation Guidelines, as revised and updated December 2010.

APPRAISAL METHOD

The method used in preparing this valuation was a sales comparison approach. This approach seeks to identify those sales or offerings that may be comparable in terms of author, school, style, subject, size, condition, or date. No two properties are precisely comparable, so adjustments are taken into account for discernible differences.

This approach generally reflects the actions of buyers and sellers in the active marketplace. The Market Values of the subject properties have been estimated by treating statistical reports of confirmed public sales of similar items as general indicia on the effective date.

The appropriate markets for developing an understanding of the Market Value of artifacts salvaged from the wreck site of the RMS Titanic are public sale venues specializing in historic maritime and cultural properties. Results for related properties were surveyed; both asking and realized prices were considered usefully indicative of the Market Value and were considered within the prevailing economic context of the market in September 2014.

The cost approach was not used in the development of this assignment because its conclusions would be inappropriate to the valuation question.

The income approach was not used in the development of this report. Some of the subject properties have been used as elements in activities intended to produce income.

SCOPE OF ASSIGNMENT

Many but not all of the subject properties were personally examined; the scope of the assignment, its work plan, and previous extensive experience with RMS Titanic properties did not necessitate repetitions or extended examination of all of the reported items.

On April 13 2014, Mr. Alasko and Mr. Fish met with Alex Klingelhofer and Laura Pasch to discuss the general state of the subject properties. Following that meeting, Ms. Pasch transmitted a Filemaker formatted digital database containing illustrated records documenting each artifact.

The RMS Titantic database sorts the artifacts into 31 categories (listed in the Description section of this report). Those categories, standard to professional archival practice, organized the format of this report.

A copy of the database was provided to Brooks Rice who compiled market research and organized data and printouts of market records into corresponding categories. Interpretation guided by Mr. Rice’s analyses allowed development of criteria for ranking the properties within each category.

Assigned to each tier within each category is an estimated Market Value based upon analyses of available market data and consideration of intellectual, intangible and media property enhancement.

The scope of the assignment necessitated limitations of individuated examinations; however, the valuation method required an adequate address to the valuation of individual properties.

LIMITING CONDITIONS

This valuation is subject to the following limiting conditions:

Authenticity of the subject properties is assumed.

Many but not all of the subject properties were personally examined; the scope of the assignment, its work plan, and previous extensive experience with RMS Titanic properties did not necessitate repetitions or extended examination of all of the reported items.

It is assumed that title to ownership of the subject properties does not violate or infringe any applicable rules or international treaties affecting cultural properties.

LIABILITIES OF APPRAISER

Information considered for this report is taken from sources assumed reliable; however, no liability for it may be accepted by the appraisers. The accuracy of the identification and description of registered/curated objects may have inconsistencies or variations introduced through ongoing collections management.

The appraisers will give testimony in court in support of this valuation or be present at other proceedings only with prior financial arrangement.

No responsibility is assumed for matters of a legal nature. No investigation was made of the title to nor any liabilities against the properties appraised.

The Covenants and Conditions set forth in the 12 August 2010 In Specie Salvage Award granted by the United States District Court for the Eastern District of Virginia were respected in the development of this assignment and reflected in its conclusions.

The staff and valuers of The Alasko Company respect the confidential nature of its assignments. All information pertaining to clients is held in confidence in accordance with USPAP and with the Code of Ethics of the American Society of Appraisers.

THE ALASKO COMPANY

Valuation of Fine, Decorative Arts, and Historic Properties

832 West Superior Street– Suite 201

Chicago, Illinois 60642

_________

telephone (312) 491-9760

CERTIFICATIONS

The valuers have no financial interest in the properties appraised nor bias with respect to the subject properties or to the parties involved with this assignment.

The fee for this assignment has not been based upon the appraised value.

Richard-Raymond Alasko, FASA has provided testimony regarding the subject properties in 2009 and further commentary in 2012.

Compensation for the development of this assignment is not contingent upon reporting a pre-determined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

The statements of fact contained in this appraisal are, to the best of the valuers’ knowledge and belief, true and correct.

The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are the appraisers’ own, personal, impartial, and unbiased professional analyses, opinions, and conclusions.

The reported analyses, opinions, and conclusions were developed, and this report has been prepared in conformity with the Uniform Standards of Professional Appraisal Practice [USPAP].

Many but not all of the subject properties were personally examined; the scope of the assignment, its work plan, and previous extensive experience with RMS Titanic properties did not necessitate repetitions or extended examination of all of the reported items.

No one has provided significant assistance to the valuers in the development of this assignment. The conclusions are entirely their own.

The effective date of value is 17 September 2014. On that date the total Market Value of the subject properties was:

$218,023,300.00

[Two-Hundred-Eighteen-Million-Twenty-Three-Thousand-Three-Hundred-Dollars]

Richard-Raymond Alasko, FASA	Jacob Fish
Accredited Senior Appraiser, American Society of Appraisers	Associate Valuer
Member, College of Fellows, American Society of Appraisers	The Alasko Company
Principal, The Alasko Company

DESCRIPTION

The subject property is comprised of artifacts listed in 5920 records documented in a database provided by RMS Titanic, Inc.

Ongoing application of professional conservation and restoration methods continue to optimize the condition of each artifact.

Many of the properties have been included as parts of international Titanic exhibitions.

Each artifact is assigned to one of the following 31 categories (described individually in a subsequent section):

Coal

Coin

Communication, Books and leaflets

Communication, Documents and Letters

Communication, Labels and Tags

Culinary Equipment

Currency

Fragments, Miscellaneous Parts

Personal Use, Clothing and Clothing Accessories

Personal Use, Containers

Personal Use, Grooming

Personal Use, Jewelry

Personal Use, Medicinal

Personal Use, Recreation

Personal Use, Tools and Equipment

Ship's Fittings, Communication

Ship's Fittings, Door Hardware

Ship's Fittings, Electrical

Ship's Fittings, Flooring

Ship's Fittings, Hull

Ship's Fittings, Lighting

Ship's Fittings, Miscellaneous

Ship's Fittings, Navigational

Ship's Fittings, Plumbing Hardware

Ship's Fittings, Window Hardware

Ship's Furniture, Decorative Furnishings

Ship's Tools

Tableware, Dishware

Tableware, Glassware

Tableware, Silver Plate

Tableware, Silver Plate, Flatware

Total Market Value: $218,023,000.00 [17 September 2014]

MARKET COMMENTARY

Titanic and Maritime properties

Brooks Rice, ASA provided market commentary and analyses pages 12–16.

The 1912 RMS Titanic disaster is perhaps the most significant of maritime tragedies of the 20th century and has been romanticized and memorialized in numerous books, television programs, exhibitions, documentaries and films, including the 1997 Academy Award winning film by James Cameron. The human drama and disastrous story of the largest and reportedly unsinkable luxury liner of the day has become an event of enduring historical and emotional interest and a popular cultural icon.

The market for historic RMS Titanic memorabilia or Titaniana is active and durable with strength amongst both seasoned and new collectors. In 2014, the sale of two Titanic artifacts, never before offered on the market, sold for record prices at auction. Interest in the Titanic disaster and the ship’s memorabilia has intensified, showing no signs of slowing, with rare historic items continuing to sell with enthusiasm.

While other 20th century maritime disasters of considerable tragedy have occurred, including the sinking of the 1914 RMS Empress of Ireland losing 1,012 passengers, the 1915 torpedo attack and sinking of the RMS Lusitania which resulted in loss of 1,195 passengers, the 1916 torpedo attack of the White Star Line ship HMHS Britannic, the 1942 fire and capsizing of the SS Normandie and the 2012 grounding and partial sinking of the Italian cruise ship Costa Concordia, none have captured the imagination of the public to remain a persistent legend like the Titanic.

Titanic Memorabilia – Market and Value Characteristics

Titanic memorabilia includes historic artifacts and relics directly related to the ship such as rust from the hull, coal retrieved from the ocean floor, recovered fragments from the grand staircase, onboard menus from each class section, recovered deckchairs, fragments from lifeboats, dishware, onboard written letters and postcards, and the actual possessions of passengers, both victims and survivors.

Onboard items and artifacts with traceable history and unique passenger provenance are the most desired amongst Titanic properties. Top price points are reserved for the properties with storied attribution to wealthy first class passengers, members of the Titanic band, White Star Line chairman Bruce Ismay, second and third class family members, wireless operator Jack Phillips, and the ship’s captain Edward J. Smith.

Unlike other collectors markets, condition is less discriminate with regards to Titanic memorabilia and artifacts. It is understood that onboard items may show signs of wear, including visible water damage, which in some cases is a positive value characteristic. Properties reported at market have been recognizable, intact items while some are fragments.

There is a premium for items that were actually onboard the ship. There is also an appetite and market interest in surface or pre-voyage or pre-disaster memorabilia. The market has demonstrated interest in VIP launch menus and tickets which gave non-passengers a chance to view the ship prior to it setting sail, White Star Line (Titanic’s shipping company) brochures, broadside posters and advertisements, deck plans and passenger accommodations, postcards, early letters and personal items from well-known victims like John Jacob Astor, as well as an actual uneaten, intact cookie from Titanic taken from the ship as a souvenir prior to its departure.

The collector audience for Titanic memorabilia includes veteran collectors and institutions. Pre disaster and top tier onboard items that sold at auction include the 2014 record sale of band leader Wallace Hartley’s recovered violin (the top Titanic sale of $1,867,932); the 2014 sale of second class survivors Eva and Esther Hart onboard letter, written the day of the disaster, selling for $230,019; a rare onboard second class menu selling again in 2014 for $168,166; controversial first class survivor Lady Duff’s onboard worn kimono selling in 2012 for $75,025; and an oak box crafted from wreck wood recovered by the rescue ship Minia, selling in 2000 for $18,400.

The collectors audience also includes a new generation of young collectors, acquiring pre maiden voyage and post disaster memorabilia such as period 1912 newspapers, White Star Line dishware intended for the Titanic after the maiden voyage, memorial postcards and books, as well as sheet music and brochures. Price points for these third tier properties, or surface properties range from $10.00 to $10,000.

While there have been several deep-sea expeditions since the 1980s to research and retrieve items from the Titanic underwater wreck site, the only direct comparables located on the market were pieces of coal and small rusted fragments or rusticles, reportedly from the ship’s hull. No other Titanic items retrieved from the ocean floor have publicly sold.

Appropriate Market and Auction House Sales

The appropriate market in which to place Titanic memorabilia and artifacts is public sale, in the United States and England, where the frequency of transactions for comparable or similar properties occurs. Very few historic Titanic items and relics are on offer from retail dealers, and when located, asking prices conform with auction results.

All Titanic memorabilia auction sales data available via online auction databases, auction house websites, as well as in printed auction catalogs, published articles and price lists were assembled. The earliest sale date located for Titanic relics and artifacts was from a 1987 sale at Onslow’s Auctioneers in Dorset, England.

There have been several Titanic specific auction sales in both the United States and England. In June 2004, New York auction house Guernsey’s held a sale Titanic & Other Legendary Liners that included 516 lots, 248 of which were Titanic related. The sale included actual onboard items and ship fragments as well as pre and post disaster surface memorabilia, with sales results in a range of $118.00 to $88,500.

Regional auction house RR Auction in Amherst, New Hampshire, specializes in historical and maritime memorabilia sales. The auction house has held three significant Titanic specific sales over the last two years: in April 2012, April 2014 and their largest Titanic sale of 410 lots in December 2012. These RR Auction sales have included rare and desirable onboard passenger relics including an onboard written letter by the Titanic band leader, Wallace Hartley, that sold in April 2012 for $185,969, recovered ship fragments as well as desirable White Star Line dishware, pre disaster items and memorial post disaster properties.

Henry Aldridge & Son auction house in Devizes, England is considered the leading source in high-end ocean liner collectibles and as renowned Titanic memorabilia specialists. The top sales in all Titanic categories, including the 2014 sale of Wallace Hartley’s violin and the 2011 sale of the post disaster hand drawn enquiry of the sinking ship selling for $359,697, are from Aldridge, who holds consistent sales, several each year, and offers fresh, never before offered Titanianum to an international collectors base.

Aldridge & Son produced limited printed catalogues for each sale, none of which include pre sale estimates, and the auction house does not publish the results or sales data of any auction they hold. In correspondence, the auction house confirmed that they do not publish sales results, but do list top sales via the archives on their website. The auction house refused to sell any printed auction catalogues produced.

Five Aldridge auction catalogues via used book and catalogue dealers in the United States and England, for auction sales dating from April 2000 to April 2003 were located. In some cases, the attendee or collector who was present at the sales noted the results in hand in the catalogues for top sales. While each catalogue had limited sales information, they nonetheless served as a guide and market analysis tool.

Titanic sales were researched at all major auction houses in the United States and England, both in printed auction catalogues and online, including Christie’s, Sotheby’s and Bonhams, as well as regional and local auction houses including Heritage Auctions, Swann Auction Galleries, Skinner Auctioneers, Doyle New York, Philip Weiss Auctions, Rago Auctions, Cowans Auctions, Freeman’s, Antiquorum, Northeast Auction, PBA Galleries, Saco River Auctions and DuMouchelle Auction Galleries.

Auction database websites that include historical and maritime memorabilia were also reviewed in detail. The databases viewed include Live Auctioneers, Proxibid, and Invaluable. Titanic memorabilia on the auction and dealer list site, eBay were also researched. These sites provided sales data for primarily lower level, post disaster, memorial or surface items, as well as sales from third tier auction houses with no past sales listings on their websites.

Market Data

Past sales results dating from 1987 – 2014 were researched. In some cases we found that several of the large Titanic related sales were held in April of the specific auction year, the anniversary month of the disaster. These Titanic specific sales offered memorabilia at all collector levels, including rare onboard properties such as passenger letters, items related directly to passengers including jewelry and clothing, actual fragments of the ship salvaged by the ships Mackay-Bennett and Minia, pre disaster and maiden voyage items such as souvenirs taken from the ship prior to setting sail, advertisements and victim photographs, White Star Line dinnerware, and post disaster memorial items including sheet music, postcards, photographs and period newspapers and periodicals.

In several cases, specific top tier, rare, and historical items would re-circulate amongst collectors over the 27-year period of sales located, and noted that sales results for these items were generally in line with each previous sale. The top prices for historic properties show a pattern of continued interest amongst collectors, with a sustained market appetite for properties, even if offered in previous sales.

Other related items that are offered within Titanic specific sales include White Star Line properties such as dinnerware and souvenir relics, items related to the Belfast company who built the Titanic, Harland & Wolff, as well as properties related to Titanic’s near identical sister ship, the RMS Olympic. Items related to the RMS Carpathia, the Cunard Line passenger ship that was responsible for rescuing the survivors of the Titanic disaster the morning of April 15, 1912, are also desired amongst Titanic collectors and sell well at auction, especially items directly related to the survivors while aboard the Carpathia.

2,610 auction sales and market comparables were found with sales results ranging from the highest result of $1,867,932 to the lowest result of $10.00 for a 1912 memorial periodical. Of the auction sale comparables located, only 351 items were bought-in or went unsold, approximately 13% of the total sales. While several top tier properties went unsold, the majority of unsold items were for lesser, surface properties.

Top tier properties that went unsold at auction, in particular several onboard passenger related properties from a 2000 sale at Sotheby’s New York, were not listed or sold in a Titanic specific sale. Rather, the items were listed within a standard maritime sale, lacking the proper exposure to the Titanic collector audience. In our opinion, had these top tier properties been offered at Henry Aldridge & Son or RR Auction, the same bought-in properties would have sold to the appropriate collector audience.

Comparable properties from other 20th century maritime disasters sales were researched including the RMS Lusitania, HMHS Britannic, RMS Empress of Ireland and SS Normandie. Auction results for items related to these ships were located, including properties recovered directly from the wreck site and ocean floor, with several sales in line with lower tiered Titanic results and many items going unsold – including a recovered, intact porthole from the RMS Lusitania, that was bought-in with a presale estimate of $3,000 to $5,000.

While there is a market for other 20th century maritime disasters, there have not been any singular auction sales for any of the above-mentioned ships, and when offered, the sales results, and supply and demand, do not rival that of Titanic sales and collector enthusiasm. The extensive amount of Titanic memorabilia being offered and sold on all levels of the market, the record auction results in 2014, and the low 13% of unsold properties found, reflects a continued interest and appetite, which has yet to see any signs of decline in the current market climate.